                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               _________________

                                  SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)/1/


                             CheckFree Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   162813 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)



                               Michael T. Whealy
                            First Data Corporation
                                  Suite 1400
                           5660 New Northside Drive
                          Atlanta, Georgia 30328-5800
                                (770) 857-0001
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 1, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 11 Pages)


_________________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
CUSIP NO: 162813 10 9                13D                  Page 2 of 11 Pages
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
          First Data Corporation
          IRS No. 47-0731996
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a): [_]
                                                                (b): [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
           OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            6,567,250

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                 6,567,250

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                              0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,567,250
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share, of CheckFree Corporation, a Delaware corporation formerly known as ChekFree Holdings Corporation ("CheckFree"). The principal executive office of CheckFree is located at 4411 East Jones Bridge, Norcross, Georgia 30092.

ITEM 2.  IDENTITY AND BACKGROUND.

     The person filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a)-(c) This Statement is being filed by First Data Corporation, a
Delaware corporation ("First Data"). First Data is a global leader in electronic commerce and payment services, providing credit, debit and stored-value card issuing and merchant transaction processing services, Internet commerce solutions, money transfers and money orders, and check processing and verification services throughout the United States, United Kingdom, Australia, Mexico, Spain and Germany. The principal business and office address of First Data is 5660 New Northside Drive, Suite 1400, Atlanta, Georgia 30328-5800.

     The following individuals are the executive officers and directors of First Data (with asterisks indicating the directors):

                                  Present Principal Occupation
             Name                        or Employment               Name and Business Address
             ----                        -------------               -------------------------
Henry C. Duques*                 Chairman of the Board and        First Data Corporation
                                 Chief Executive Officer of       5660 New Northside Drive
                                 First Data                       Suite 1400
                                                                  Atlanta, GA 30328

Charles T. Fote*                 President and Chief Operating    First Data Corporation
                                 Officer of First Data            6200 South Quebec Street
                                                                  Englewood, CO 80111

Kimberly S. Patmore              Executive Vice President and     First Data Corporation
                                 Chief Financial Officer of       6200 South Quebec Street
                                 First Data                       Englewood, CO 80111

Michael T. Whealy                Executive Vice President,        First Data Corporation
                                 Chief Administrative Officer,    5660 New Northside Drive
                                 General Counsel and Secretary    Suite 1400
                                 of First Data                    Atlanta, GA 30328

Eula L. Adams                    Executive Vice President of      First Data Corporation
                                 First Data                       10825 Farnam Drive
                                                                  Omaha, NE 68154

David P. Bailis                  Executive Vice President of      First Data Corporation
                                 First Data                       10825 Farnam Drive
                                                                  Omaha, NE 68154

Courtney F. Jones*               Retired                          500 East 77/th/ Street
                                                                  Apt. 2224
                                                                  New York, NY 10162

Robert J. Levenson*              Managing General Partner of      Lenox Capital Group
                                 Lenox Capital Group              One Mack Centre Drive
                                                                  Paramus, NJ 07652

Pamela H. Patsley                Executive Vice President of      First Data Corporation
                                 First Data                       3811 Turtle Creek Blvd.
                                                                  Suite 750
                                                                  Dallas, TX 75219

James D. Robinson, III*          Chairman of the Board and        RRE Investors, LLC
                                 Chief Executive Officer of RRE   126 E. 56th Street
                                 Investors LLC (private venture   26th Floor
                                 investment firm)                 New York, NY 10022

Charles T. Russell*              Retired                          812 Lamont Avenue
                                                                  Novato, CA 94945

Bernard L. Schwartz*             Chairman of the Board and        Loral Space & Communications,
                                 Chief Executive Officer of       Ltd.
                                 Loral Space & Communications,    600 Third Avenue
                                 Ltd. (diversified electronic     36th Floor
                                 systems)                         New York, NY 10016

Alan M. Silbertstein             Executive Vice President of      First Data Corporation
                                 First Data                       One Mack Centre Drive
                                                                  Paramus, NJ 07652

Joan E. Spero*                   President of Doris Duke          Doris Duke Charitable
                                 Charitable Foundation            Foundation
                                                                  650 Fifth Avenue
                                                                  19th Floor
                                                                  New York, NY 10019

Garen K. Staglin*                Managing Director of the         P.O. Box 680
                                 Rutherford Fund                  Rutherford, CA 94573

     (d) During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of the foregoing persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See Item 4.

ITEM 4.  PURPOSE OF TRANSACTIONS.

     As of July 7, 2000, First Data entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") with Microsoft Corporation, a Washington corporation ("Microsoft"); Citibank, N.A., a Delaware corporation ("Citibank"); H&B Finance, Inc., a Washington corporation and a wholly-owned subsidiary of Microsoft; FDC International Partner, Inc., a Delaware corporation and a wholly-owned subsidiary of FDR Subsidiary Corp., which is a Delaware corporation and a wholly-owned subsidiary of First Data Resources, Inc., which is a Delaware corporation and a wholly-owned subsidiary of First Data ("FDC International"); MSFDC International, Inc., a Delaware corporation; Citi TransPoint Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Citicorp Electronic Commerce, Inc., which is a Delaware corporation and a wholly-owned subsidiary of Citibank; CheckFree; TransPoint Acquisition Corporation, a Washington corporation and a wholly-owned direct subsidiary of CheckFree; Tank Acquisition Corporation, a Delaware corporation and a wholly-owned direct subsidiary of CheckFree ("Merger Sub B"); Chopper Merger Corporation, a Delaware corporation and a wholly-owned direct subsidiary of CheckFree; CheckFree Corporation, a Delaware corporation and a wholly-owned subsidiary of CheckFree; Microsoft II, LLC, a Delaware limited liability company all of the equity interests in which are owned by Microsoft; and First Data, L.L.C., a Delaware limited liability company all of the equity interests in which are owned by First Data. The Merger Agreement provided for, among other mergers, the merger (the "Merger") of Merger Sub B with and into FDC International, with FDC International surviving as a wholly-owned direct subsidiary of CheckFree. The Merger occurred on September 1, 2000, the closing date of the Merger Agreement. As a result of the Merger, the outstanding shares of common stock of FDC International were converted into and became 5,567,250 shares of CheckFree common stock. In addition, as described below, pursuant to the terms of the Merger Agreement, First Data received 1,000,000 shares of CheckFree common stock in connection with the execution of the Marketing Agreement.

     Pursuant to the Merger Agreement, at the closing of the Merger, First Data entered into a Stockholder Agreement, dated as of September 1, 2000, with CheckFree. The Stockholder Agreement provides that First Data will be entitled to appoint one individual designated by it to the board of directors of CheckFree, provided that such designee is approved by a majority of the board of directors of CheckFree. For so long as First Data is entitled to designate a director, CheckFree will be obligated to include that designee as part of the management slate in its proxy statement relating to the election of directors and to use commercially reasonable efforts to support such designee consistent with its current and historical support of other persons standing for election as part of the management slate. As long as First Data can designate a nominee for election as a director, First Data has agreed to vote all of its voting stock in each stockholder vote for the election of directors in the following manner: (a) if there is no bona fide proxy contest for the election of directors, in favor of the management slate; or (b) if there is a bona fide proxy contest for the election of directors, either (1) in favor of the management slate or (2) in the same proportion as all votes cast by disinterested stockholders. The director designation right of First Data will terminate upon the earlier of (a) the first date on which First Data and its controlled affiliates own less than 75% of the shares acquired at the closing of the Merger Agreement and (b) the occurrence of a change of control of CheckFree in which First Data and its controlled affiliates no longer own at least 5% of the voting shares of the surviving company. For purposes of the Stockholder Agreement, a "change of control" includes any of the following: (a) any merger, consolidation or other business combination transaction in which the stockholders of CheckFree immediately prior to the transaction no longer own at least 50% of the total voting stock of the surviving entity or its parent after the transaction; (b) an acquisition by any person, other than First Data and its controlled affiliates, of at least 30% of the total voting stock of CheckFree;
(c) a sale of the assets of CheckFree to any person, other than First Data and its controlled affiliates, for a total price in excess of 30% of the market value of the outstanding common stock of CheckFree at that time; or (d) the liquidation or dissolution of CheckFree.

     The Stockholder Agreement provides that during the "standstill period," neither First Data nor any of its controlled affiliates will be able to do, announce an intention to do or facilitate or encourage another person to do, any of the following: (a) offer or seek to acquire ownership of any of the assets or businesses of CheckFree for a total price in excess of 30% of the market value of the outstanding common stock of CheckFree; (b) acquire beneficial ownership of any of the voting stock of CheckFree or of any of its subsidiaries, or any options or other rights to acquire the voting stock, except for acquisitions to maintain their percentage ownership of CheckFree common stock;
(c) make or participate in any solicitation of proxies with respect to the voting of any of the securities of CheckFree or any of its subsidiaries; (d) deposit any securities of CheckFree or of its subsidiaries in a voting trust or arrangement with any person; (e) become a member of a "group," as defined in
Section 13(d) of the Securities Exchange Act of 1934 with respect to any voting securities of CheckFree or any of its subsidiaries; (f) arrange any financing for the purchase of any of the voting securities of CheckFree or its subsidiaries, or securities convertible into similar securities; (g) propose or participate in any proposal of a tender offer, exchange offer, merger, business combination, restructuring, liquidation, recapitalization or similar transaction involving CheckFree or any of its subsidiaries; (h) nominate any person as a director who is not nominated by the incumbent directors, or propose any matter to be voted upon by the stockholders of CheckFree, except that they may nominate directors in accordance with the governance provisions described above; or

(i) solicit, initiate, encourage or knowingly or intentionally facilitate any of its affiliates to undertake any of the immediately foregoing acts. The "standstill period" is defined in the Stockholder Agreement as the period beginning September 1, 2000, the closing date of the Merger Agreement, and ending upon the earliest to occur of (a) the third anniversary of the closing of the Merger Agreement, (b) the date of the execution of an agreement that will result in a change of control, as defined above, in CheckFree or the actual occurrence of a change of control, (c) the commencement of a bona fide third-party public offer to acquire at least 25% of the voting stock of CheckFree, or
(d) a reduction in the beneficial ownership of the voting stock of CheckFree by First Data to less than 5% of the total voting stock of CheckFree.

     If the standstill period terminates due to a change of control of CheckFree or the execution of an agreement that would result in a change of control of CheckFree, and the change of control transaction is later terminated and First Data has not acquired control of CheckFree before the termination, then the standstill will be reinstated. Also, if the standstill period terminates due to a third-party public offer for CheckFree common stock, the public offer is withdrawn or terminated prior to its consummation and no tender offer of First Data for CheckFree common stock is pending, then the standstill period will be reinstated. If, at any time during the standstill period, any third party has made any proposal or offer relating to a takeover transaction or other change of control of CheckFree that has not been rejected by its board of directors, the board of directors of CheckFree has determined to pursue, and is pursuing, a takeover transaction or other change of control of CheckFree, or the board of directors or officers of CheckFree have engaged in any discussions or negotiations with, or provided any information to, any third person with respect to a potential takeover transaction or change of control of CheckFree and have not resolved to terminate the discussions, negotiations or provision of information, then, for so long as any one of these conditions applies, First Data or its controlled affiliates will be able to make an offer or proposal directed privately to CheckFree relating to a takeover transaction or other change of control. If, during the standstill period, CheckFree discloses non-public information to another party, then First Data will have the option to be subject to the terms of any less restrictive standstill provision that is negotiated by CheckFree with the party for the same duration as the less restrictive standstill applies to this third party. In addition, if, during the standstill period, CheckFree provides non-public information to another party without a signed confidentiality agreement with the third party, then the standstill restrictions will no longer apply to First Data or its controlled affiliates.

     First Data will not be able to transfer any shares of CheckFree common stock that it beneficially owns during the period ending on the one-year anniversary of the closing of the Merger Agreement, except for transfers: (a) to any controlled affiliate who agrees to be bound by the Stockholder Agreement;
(b) which have been consented to in writing by CheckFree; (c) pursuant to a third-party tender offer that is recommended by the board of directors of CheckFree or a merger transaction in which CheckFree is a party; or (d) pursuant to certain bona fide hedging transactions with, or arranged by, a nationally recognized investment banking firm.

     Unless First Data beneficially owns less than 5% of the outstanding CheckFree common stock, during the period beginning on the one-year anniversary of the closing of the Merger Agreement and ending on the three-year anniversary thereof, First Data will not be able to transfer any shares of CheckFree common stock that it beneficially owns, except for the following: (a) the transfer exceptions listed in the preceding paragraph; (b) in a bona fide public distribution or underwritten public offering, including pursuant to the registration rights granted to First Data pursuant to the Registration Rights Agreement described below; or (c) of shares in amounts that could be sold under the volume limitations of Rule 144 during any applicable Rule 144 period, assuming during any period that all shares underlying hedging transactions are considered to be transfers subject to the Rule 144 limitations. With respect to clauses (b) and (c), however, except as permitted by the following sentence, these transfers may not be made if they would result, to the knowledge of First Data, in the transferee holding more than 5% of the outstanding shares of CheckFree common stock. First Data may transfer only a 5% block of CheckFree common stock or knowingly transfer shares to a third party so that after the transfer that third party would own more than 5% of CheckFree common stock, if the transfer is to a person that is qualified to file a
Schedule 13G pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934. Prior to these transfers, however, First Data must offer to sell those shares to CheckFree at least two days prior to making the transfer. For this two-day period, CheckFree will have the option to purchase all of the shares at the same price and upon the same terms as the proposed transfer. If CheckFree does not exercise its right of first offer, First Data will be able to sell the 5% block for a set period at no less than 95% of the price offered to CheckFree.

     For so long as First Data beneficially owns at least 5% of the outstanding CheckFree common stock, CheckFree will not amend its Stockholder Rights Agreement in a manner adverse to First Data, and if CheckFree waives application of the Stockholder Rights Agreement to any other person, it will also waive application of the rights agreement to First Data. This agreement regarding the Stockholder Rights Agreement, however, will not apply to an amendment or waiver pursuant to the consummation of a transaction approved by the board of directors of CheckFree.

     Pursuant to the Merger Agreement, at the closing of the Merger Agreement, First Data executed a Registration Rights Agreement with CheckFree providing that as promptly as practicable after the closing of the Merger Agreement, CheckFree will file a registration statement allowing the offering for sale on a continuous basis of the shares of CheckFree common stock received by First Data in the closing of the Merger Agreement. CheckFree has agreed to use commercially reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission by the 30th day after the effective time of the Merger and to keep the shelf registration statement effective until First Data has either sold all of the shares it received at the closing or is able to sell all of such shares under Rule 144. CheckFree will be able to suspend the effectiveness of the shelf registration statement if the negotiation or consummation of a transaction by CheckFree is pending or an event has occurred, and in each case CheckFree has a bona fide business purpose for keeping this negotiation, consummation or event confidential, and the nondisclosure would cause the registration statement to fail to comply with applicable disclosure requirements, or if an underwritten public offering of CheckFree common stock pursuant to the shelf registration statement would adversely affect a pending or proposed offering of CheckFree common stock by CheckFree. The Registration Rights Agreement also provides First Data with certain demand and "piggy back" rights with respect to underwritten offerings.

     Pursuant to the Merger Agreement, on the closing date, First Data and CheckFree executed a Marketing Agreement, as part consideration for which First Data received an additional 1,000,000 shares of CheckFree common stock. The Marketing Agreement provides that CheckFree will use First Data's payment processing services and services if, in each case in CheckFree's reasonable business judgment, substantially similar services are not then obtainable from a third party at an overall economic cost that is less than the overall economic cost of First Data's services. If CheckFree is able to find substantially similar payment processing services at a lower overall economic cost from a third party, First Data will have the chance to meet these terms for provision of the services. When using its reasonable business judgment regarding the use of First Data's payment processing services or products, CheckFree will be able to take into consideration the following: (a) the fact that First Data or its affiliates offer a directly competing product or service offered by CheckFree or its affiliates; and (b) the use of First Data's or its affiliates' product or service by CheckFree or its affiliates would either (1) allow First Data or its affiliates to achieve substantial competitive benefits due to increased volume or (2) provide First Data or its affiliates with CheckFree's and its affiliates' proprietary technology and that provides First Data or its affiliates with a substantial competitive advantage.

     If (1) the fees received by CheckFree from First Data and various billers for which First Data has played a role in obtaining for CheckFree and (2) the expense savings received by CheckFree from using First Data's services do not exceed the annual minimum for the first year of the agreement, or the monthly minimums for the subsequent periods, each so indicated below, then First Data will pay the difference to CheckFree after the first year or each monthly period, as applicable. The minimums for the five-year term of the agreement are the following:

          Year 1.................... $6,000,000 in the aggregate
          Year 2.................... $750,000 per month
          Year 3.................... $1,000,000 per month
          Year 4.................... $1,250,000 per month
          Year 5.................... $1,500,000 per month

     If First Data chooses to offer pay anyone services, First Data will agree to use CheckFree's "pay anyone" services if in First Data's reasonable business judgment substantially similar services could not be obtained at an equal or lesser overall economic cost from a third party.

     Subject to numerous exceptions that allow First Data to continue to conduct various types of payment processing activities that it currently conducts and expects to conduct in some form during the term of the Marketing Agreement, First Data has agreed that it will not offer or provide an integrated interactive bill payment system for the delivery or payment of more than a specified ratio of household bills to an aggregation service company by means of any interactive service anywhere in the world. To the extent that First Data engages in an activity that would violate the general non-compete agreement indicated above, First Data may pursue these activities if: (a) First Data and its affiliates limit the gross revenues received by First Data and its affiliates from these activities to $50,000,000 per year, with some exceptions;
(b) except in some circumstances, 25% of all gross revenues derived solely from these activities will be paid to CheckFree, with these payments being counted against the minimum revenue guarantees owed by First Data to CheckFree; and (c) CheckFree is notified as soon as is practicable after First Data signs an agreement to engage in these activities. The non-compete provision also contains customary exceptions for providing an integrated interactive bill payment system and for investments in persons that engage in activities that would otherwise violate the non-compete provision. In addition, in no event will First Data be required to pay damages in excess of $100 million for breaches of the non-competition provisions in the Marketing Agreement.

     The Marketing Agreement has a term of five years, but may be terminated earlier by First Data in the event of a change of control of CheckFree involving specified competitors to First Data. A "change of control" is generally defined to have occurred if any First Data competitor acquires more than 30% of CheckFree's voting stock or CheckFree's stockholders own less than 70% of CheckFree's voting stock after a transaction involving any specified First Data competitor.

     The foregoing descriptions of the above referenced agreements are subject to, and qualified in their entirety by reference to, the text of such agreements, which are incorporated by reference as exhibits hereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As a result of the consummation of the transactions contemplated by the Merger Agreement, First Data received from CheckFree 6,567,250 shares of CheckFree common stock, representing 8.6% of the outstanding shares of CheckFree common stock (such percentage being calculated based on information provided by CheckFree that on September 6, 2000, there were 76,038,667 shares of CheckFree common stock issued and outstanding). Except as set forth in this Item 5(a), neither First Data, nor, to the knowledge of First Data, any executive officer or director of First Data identified in Item 2 above beneficially owns any shares of CheckFree common stock.

     (b) First Data has the sole voting power and sole dispositive power over the 6,567,250 shares of CheckFree common stock delivered to it as a result of the consummation of the transactions contemplated by the Merger Agreement. The information contained in Items 2 and 5(a) is incorporated herein by reference.

     (c) The information contained in Item 5(a) is incorporated herein by reference. Except as set forth in this Item 5(c), neither First Data, nor, to the knowledge of First Data, has any executive officer or director of First Data identified in Item 2 above effected transactions in CheckFree common stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number      Description
--------------      -----------

     1 Amended and Restated Agreement and Plan of Merger, dated as of July 7, 2000, among Microsoft, First Data, Citibank, H&B Finance, Inc., FDC International Partner, Inc., MSFDC International, Inc., Citi TransPoint Holdings Inc., CheckFree, TransPoint Acquisition Corporation, Tank Acquisition Corporation, Chopper Merger Corporation, CheckFree Corporation, Microsoft II, LLC and First Data, L.L.C. (1)

     2. Stockholder Agreement, dated as of September 1, 2000, between CheckFree and First Data (2)

     3. Registration Rights Agreement, dated as of September 1, 2000, between CheckFree and First Data (2)

     4. Marketing Agreement, dated as of September 1, 2000, between CheckFree and First Data (3)

(1) Incorporated herein by reference to CheckFree's Prospectus pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on August 2, 2000.

(2) Incorporated herein by reference to CheckFree's Registration Statement on form S-4 (File No. 333-41098), filed with the Securities and Exchange Commission on July 10, 2000.

(3) Incorporated herein by reference to Amendment Number 1 to CheckFree's Registration Statement on form S-4 (File No. 333-32644), filed with the Commission on April 18, 2000.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 11, 2000

     FIRST DATA CORPORATION


     By:  /s/ Michael T. Whealy
          --------------------------
          Name:  Michael T. Whealy
          Title: Executive Vice President, Chief Administrative
                 Officer, General Counsel and Secretary